

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Mai-Britt Zocca
Chief Executive Officer and Director
IO Biotech, Inc.
Ole Maaløes Vej 3
DK-2200 Copenhagen N
Denmark

Re: IO Biotech, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.4, 10.6, 10.7, 10.8, 10.9 and 10.12
Filed October 26, 2021
File No. 377-04959

Dear Dr. Zocca:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance